UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Tweeter Home Entertainment Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

901167106

(CUSIP Number)

Mark J. Wattles

Wattles Capital Management, LLC

7945 W. Sahara #205

Las Vegas, Nevada 89117

(303) 801-4003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901167106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark J. Wattles

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,377,689

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 2,377,689

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,377,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wattles Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,377,689

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 2,377,689

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,377,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $.01 per share (“Common Stock”), of Tweeter Home Entertainment Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 40 Pequot Way, Canton, Massachusetts 02021.

Item 2.	Identity and Background

(a)           This Schedule is being filed by Wattles Capital Management, LLC, a Delaware limited liability company (f/k/a Mark Wattles Enterprises, LLC) (“WCM”), and Mark J. Wattles (collectively, the “Reporting Persons”).  Mr. Wattles is the sole member and manager of WCM and owns 100% of its membership interests.

(b)           The business address of both Mr. Wattles and WCM is 7945 W. Sahara #205, Las Vegas, Nevada 89117.

(c)           Mr. Wattles’ principal occupation is serving as President of WCM, which is primarily engaged in investing in public and private companies in the consumer products and retail sectors.  The Reporting Persons own 100% of Ultimate Acquisition Partners, LP, a Delaware limited partnership (“UAP”), which purchased the assets of 32 retail stores operated by Ultimate Electronics, Inc. in a public auction conducted pursuant to reorganization proceedings under Chapter 11 of the Bankruptcy Code.  Mr. Wattles also serves as Chief Executive Officer of UAP.

(d)           During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making him or it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Wattles is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
WCM acquired the shares of Common Stock described in this Schedule (the “Shares”) in a margin account pursuant to a standard brokerage agreement.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes.  The Reporting Persons intend to continually evaluate and review the Issuer’s business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions.  Based on such evaluation and review and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may involve the purchase of additional securities of the Issuer or, alternatively, may involve the sale of all or a portion of the securities of the Issuer held by the Reporting Persons, in each case in the open market or in privately negotiated transactions.  Such actions may also include communicating with management, the board of directors and shareholders of the Issuer; seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise; or such other actions as the Reporting Persons may deem appropriate.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.  The Reporting Persons reserve the right to acquire or dispose of securities of the Issuer or to formulate other purposes, plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of general investment considerations, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer

(a) – (b)  As of August 8, 2005, WCM owned 2,377,689 shares of Common Stock.  According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, there were 24,599,242 shares of Common Stock issued and outstanding as of May 10, 2005.  Based on the foregoing, WCM may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 9.7% of such issued and outstanding Common Stock.  Because Mr. Wattles owns all of the membership interests of WCM, he may be deemed to have indirect beneficial ownership of the Common Stock owned by WCM.

(c)           As of June 9, 2005, WCM owned 741,281 shares of Common Stock.  The following transactions were effected by WCM during the sixty days preceding August 8, 2005:

Date	Number of Shares	Price Per Share ($)
June 10, 2005	47,400	3.4527
June 13, 2005	200	3.4000
June 14, 2005	25,000	3.7000
June 16, 2005	10,000	3.6526
July 11, 2005	67,408	2.5310
July 12, 2005	50,000	2.5998
July 13, 2005	75,000	2.5960
July 14, 2005	50,000	2.5994
July 15, 2005	47,981	2.6469
July 19, 2005	40,000	2.9812
July 20, 2005	20,000	2.9747
July 21, 2005	25,730	2.9490
July 28, 2005	81,275	3.0946
July 29, 2005	17,962	3.1848
August 1, 2005	118,374	3.3344
August 2, 2005	100,000	3.5213
August 3, 2005	259,640	3.4753
August 4, 2005	482,420	3.4871
August 5, 2005	68,018	3.4978
August 8, 2005	50,000	3.4995

All such transactions were purchases of Common Stock effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 Joint Filing Agreement, dated as of August 8, 2005, by and between Wattles Capital Management, LLC and Mark J. Wattles

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2005

WATTLES CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Wattles
	Name:	Mark J. Wattles
	Title:	President

/s/ Mark J. Wattles
Mark J. Wattles

Index of Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 8, 2005, by and between Wattles Capital Management, LLC and Mark J. Wattles